Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Black Creek Diversified Property Fund Inc.:

We consent to the incorporation by reference in the registration statements No. 333-230311 on Form S-3 and No. 333-194237 on Form S-8 of Black Creek Diversified Property Fund Inc. and subsidiaries of our report dated March 5, 2021, with respect to the consolidated balance sheets of Black Creek Diversified Property Fund Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), which report appears in the December 31, 2020 annual report on Form 10-K of Black Creek Diversified Property Fund Inc.

/s/ KPMG LLP

Denver, Colorado

March 5, 2021